Mail Stop 6010	March 20, 2006

Mr. Charles Godels
President
Avalon Development Enterprises, Inc.
770 First Avenue North
St. Petersburg, Florida  33701

Re:	Avalon Development Enterprises, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2,
		filed March 14, 2006
	File No. 333-130937

Dear Mr. Godels:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1 and reissue that comment. You have purchased only one property since 1999 from which you had limited revenue from a related party in the past. Statements that suggest that you have done more are inappropriate. See, for example, your statement on page 16 that, "Since inception, we have engaged in the acquisition of commercial property." This statement may suggest that you have acquired numerous commercial properties. Please delete this statement and any other similar statements in your prospectus that suggest that you have done more. Please review your entire prospectus. You may state that you have purchased one property since 1999 that was leased to and then subsequently transferred to related parties and that your business plan is to purchase additional properties that you intend to lease to professionals and offer cleaning and maintenance services.

2. We note your response to our prior comment 2 and your added disclosure that Mr. Godels has been "involved" in many property acquisitions as a CPA. We believe this information does not permit you to conclude that you have a "proven background of property acquisition demonstrated by our officers and directors...."
Please
revise your disclosure to delete this statement.

Risk Factors

General

3. Please add a risk factor addressing the fact that since there is no required minimum aggregate offering, investors` funds are at risk to be utilized for offering and routine administrative expenses and the actual amount of proceeds received by the company may not be sufficient to implement even a minimum business plan.

4. Please note that the risk factor discussion is intended to describe factors that make the offering speculative or risky. See
Item 503 of Regulation S-B. As a result, we generally view mitigating language in the risk factor discussion to be inappropriate. Many of your risk factors contain mitigating disclosure. See for example,

* In the risk factor "(2) We May Not Be Able to Fully Implement
Our
Business Plan . . .," you discuss Mr. Godels` "good working knowledge of building maintenance." Since this risk factor addresses your limited experience in commercial building maintenance and cleaning, the discussion should focus on how your experience is limited.

* In the risk factor "5) Our Competitors Have Greater Financial Resources than We Do . . .," you discuss how you will rely on Mr. Godels` knowledge and experience of commercial building leasing of 25 years. Since this risk factor addresses your potential inability to compete effectively, the discussion should focus on your weaknesses compared to your competitors, not what you perceive to be the strengths of your business.

Disclosure regarding the strengths of your business is better suited for the business section. Please review each of your risk factors and revise your disclosure accordingly.

(1) Our Failure to Raise Additional Capital . . . ., page 2

5. Please disclose in a separate risk factor the risk that you may not be able to acquire properties that will provide revenue and income due to an inability to procure tenants or the properties acquired require extensive, unforeseen repairs.

(2) We may not be able to fully implement our business plan due to our limited experience in commercial building maintenance and cleaning, page 2

6. We note your response to our prior comment 9 and reissue that comment in part. Please expand the discussion to quantify how limited your experience is. For example, how many commercial building cleaning contracts do you have?

7. We note your statement that, "None of our revenue is from related entities" in this risk factor. Please clarify that you mean revenue from cleaning services since your rental income to date was from a related party. It also appears you have no revenue to date for maintenance services. Please revise your disclosure to clarify.

8. We note your statement regarding Mr. Godels` "working knowledge" of building maintenance. Please revise your disclosure to clarify that this is how your experience in building maintenance is limited.

(3) We Have Generated Minimal Profits Since Inception . . . .Page
2

9. We note your response to our prior comment 13 and reissue that comment. Please revise to disclose that Mr. Godels, the company`s president and controlling stockholder, owns 50% of the equity and is the managing partner of Godels, Solomon Barber, & Company L.L.C. Please also disclose this relationship elsewhere in the prospectus where you discuss any transactions between the company and Godels, Solomon Barber, & Company L.L.C.

(5) Our Competitors Have Greater Financial Resources than We Do .
.. .
.. Page 3

10. We note your response to our prior comment 15 and your statement that Mr. Godels has owned and leased commercial office space for over twenty-five years and that you will rely on his knowledge and experience of commercial building leasing. Please provide a detailed and robust discussion of his experience of commercial building leasing in the business section of the prospectus. Consider adding another risk factor that addresses the risk related to the company`s lack of commercial leasing experience.

(6) There are Relationships . . . . Page 4

11. Please explain what you mean by properties that "exceed what we have established as our target market."

12. This risk factor as revised makes conflicting statements about the risks to your business. On the one hand, you claim that "any interruption in these relationships could have a significant effect on [y]our ability to compete effectively," and on the other hand, you state that "due to the extensive relationships of Mr. Godels [you] do not believe that [you] will need to find substitute relationships."
Please explain.

13. We note your response to our prior comment 16 and reissue that comment in part. Please provide us your analysis, on a supplemental basis, as to why the names of the key contacts are not material information. If you have any written or oral agreements that are material, those agreements should be summarized in the business section. Any material written agreements should also be filed as exhibits to the registration statement.

14. We note your response to our prior comment 19 and reissue that comment in part. Please describe how Mr. Godel`s contacts have helped the development of the company since its inception in 1999.

Selling Security Holders, pages 11-14

15. We note your addition of footnote (3) to this table but we are unable to find the corresponding footnote description.

16. Your disclosure in this table in inconsistent with the table on page 34. For example, you list 450,000 shares beneficially owned by
Mr. Godels in this table, but in the table on page 34 you list 900,000 shares. Please revise so that both tables are consistent.

Description of Business, pages 16-20

17. We note your response to our prior comment 22 and reissue that comment in part. Please include the date when additional investors were brought into the company and the date when Ms. Yovino was hired.

18. Regarding the sale of shares on the date you transferred the property, please disclose the amount of shares sold, the number of new investors, the price per share and the aggregate proceeds received.

19. We note your response to our prior comment 24 and reissue that comment in part. Please explain what you mean by the statement that
Charles and Marguerite Godels "had taken the risk on this purchase."

20. We note your statement that the consideration paid for the transfer was the amount of the mortgage on the property.  Please explain what this means.  Did Bahia Shores pay the company
$127,763
in cash or did Bahia Shores assume the mortgage?

21. We note your statement here on page 17 that at the time the
770
1st Avenue North property was transferred, it was valued at approximately $400,000. On page 21 in the Certain Relationships and
Related Transactions section, however, you state that the exact value of the building is unknown as there has been no appraisal since 1999.
Please revise your disclosure to clarify these conflicting statements.

22. We note your disclosure that you rent space from Godels, Solomon
Barber, & Company L.L.C. instead of Bahia Shores. Please explain what led to the change. Was the 770 1st Avenue North property transferred from Bahia Shores to Godels, Solomon Barber, & Company L.L.C.? Does the leased space that you occupy represent a different location, 5113 Central Avenue? Why did you change the location of your executive offices? Please provide a complete explanation.

23. We note your response to our prior comment 26 and reissue that comment. We note that the 1st Avenue property is currently undergoing renovation and the owners are currently securing additional tenants. Please expand this discussion. At a minimum, please disclose the following:
* the owners of the property (Bahia Shores, Godels, Solomon
Barber, &
Company L.L.C. or another third party);

* the extent to which space in the building was rented to tenants unaffiliated with the Godels prior to the renovation; and

* what you mean by the statement "are currently securing additional tenants."

Your discussion of the situation should complete and clear.

24. We note your response to our prior comment 27 and reissue that comment. Please revise your disclosure in this section to describe how you plan to finance the acquisition of properties.

25. We note your response to our prior comment 30 and reissue that comment. Your revised disclosure that Mr. Godels has had to assist clients in the development of financial strategies for investments through real estate does not explain how he "customizes financial strategies for clients through the use of real estate." Please provide a more robust discussion of how your President "customizes financial strategies for clients through the use of real estate."

26. We note your response to our prior comment 31 and reissue that comment. We note that you changed your reference to "boutique" to "personal." Please revise your disclosure to explain what makes your approach "personal."

Management`s Discussion and Analysis of Financial Condition and
Plan
of Operations

Results of Operations

General, page 22

27. We note your response to comment 34. We were unable to locate the revised disclosures in the Results of Operations section.
Please
revise the first sentence of your disclosure since your revenues in
2005 were generated from cleaning/maintenance services and equipment leasing.

Liquidity and Capital Resources, page 27

28. Please provide us supplementary annotated support for your statement that, "The real estate market trend has shown a steady increase in both the demand for such buildings and the rate at which such buildings are appreciating in value."

29. We note your response to our prior comment 31 and reissue that comment in part. Please disclose the amount of funds provided by your President to date and the method by which they were provided, i.e. debt, equity. In addition, we note the statement on page 23 that Mr. Godels has "committed that he will continue to fund operations until the company is able to obtain funds through its offering or borrowings." Please file this commitment as an exhibit and discuss the specific terms of the commitment in the prospectus.

Security Ownership of Certain Beneficial Owners and Management,
page
34

30. Your footnote disclosure in this table makes conflicting statements. For example, you state that Mr. Godels is the beneficial owner of the shares held by Mrs. Godels. Then you state that Mr.
Godels has no power, neither voting nor investment with respect to Mrs. Godels` shares. Please revise to clarify.


Financial Statements - December 31, 2005

Note F - Earnings per Common Share, page F-8

31. Refer to your response to comment 39. We note that you revised the disclosure on the Statement of Operations, but you failed to address the disclosure in this note with the appropriate rounding. Please revise your disclosure in this note as well as anywhere else this amount is presented to be rounded to the nearest cent.

32. We note your response to comment 40. It appears based on the revision you made to the document that you are trying to indicate that the stock split will only affect periods after the split.
For
comparability purposes, stock splits are applied retroactively to the first period presented. Please revise the all financial statements presented for the affect of this stock split. In addition, please revise your notes in each set of financial statements to discuss the accounting treatment applied to the stock split.

Financial Statements - December 31, 2004

Notes to the Financial Statements, December 31, 2004, page F-14

33. We note your response to comment 41 and Note F that you have added to the financial statements. Please expand your disclosure to include the circumstances that led to the transfer of the property as well as the impact that this transfer will have on your operations.


*	*	*	*	*


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Vanessa Robertson at (202) 551-3649 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or John Krug at (202) 551-3862 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc: 	Diane J. Harrison, Esquire
      6860 Gulfport Blvd. South No. 162
      S. Pasadena, FL 33707

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Mr. Charles Godels
March 20, 2006
Page 1